ARF
5-30-2003

Rec'd 5/15



03054367

SECU[illegible] COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 32116

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Donaldson + Co Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2859 Paces Ferry Rd Ste. 2125
(No. and Street)

Atlanta, GA 30339
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith + Howard PC
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

SMITH & HOWARD
Certified Public Accountants and Advisers

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Donaldson & Co., Incorporated
Atlanta, Georgia

We have audited the accompanying balance sheet of Donaldson & Co., Incorporated at December 31, 2002, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Donaldson & Co., Incorporated at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Smith & Howard

February 6, 2003

Suite 300, 1795 Peachtree Street, N.E., Atlanta, GA 30309
Tel 404.874.6244 Fax 404.874.1658 www.smith-howard.com

SMITH & HOWARD

Certified Public Accountants and Advisers

Board of Directors and Stockholder
Donaldson & Co., Incorporated
Atlanta, Georgia

We have audited the financial statements of Donaldson & Co., Incorporated at and for the year ended December 31, 2002 and have issued our report thereon, dated February 6, 2003. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America and Rule 17a-5 of the Securities Exchange Act of 1934. This study and evaluation included, in the accounting system, the practices and procedures followed by the Company in making the periodic computations of net capital under Rule 17a-3(a)(11). Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our audit would be disclosed. The purposes of our study and evaluation were to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements and to provide a basis of reporting material weaknesses in internal accounting control under Rule 17a-5. Our study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles of the United States of America.

Suite 300, 1795 Peachtree Street, N.E., Atlanta, GA 30309
Tel 404.874.6244 Fax 404.874.1658 www.smith-howard.com

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless, occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate. Our study and evaluation, described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, our study and evaluation did not disclose any conditions that we believe to be material weaknesses.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

Smith & Howard

February 6, 2003

DONALDSON & CO., INCORPORATED
BALANCE SHEET
DECEMBER 31, 2002

ASSETS

Current Assets	
Cash and cash equivalents	$ 7,977,178
Reserve for exclusive benefit of customers	2,841,796
Trading securities	2,165,266
Commissions receivable	4,352,600
Other receivables	182,180
Due from affiliate (Note D)	8,612
Prepaid soft dollar expenses	2,527,682
Prepaid expenses	70,124
Total Current Assets	20,125,438
Property and Equipment, at Cost	
Automobiles	118,800
Furniture and equipment	328,320
	447,120
Less accumulated depreciation	(204,943)
	242,177
	$ 20,367,615

See accompanying notes and independent auditors' report.

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Accrued soft dollar and commission recapture	$ 7,492,889
Accrued expenses (Note G)	7,167,855
Total Current Liabilities	14,660,744
Commitments and Contingencies (Note B)	
Stockholder's Equity	
Common stock - $1 par value, 100,000 shares authorized, 50,000 shares issued and outstanding	50,000
Additional paid-in capital	351,000
Retained earnings	5,305,871
	5,706,871
	$ 20,367,615